Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

VOLUNTARY ANNOUNCEMENT

PURCHASE OF SHARES BY THE TRUSTEE

FOR THE PURPOSE OF THE 2022 RSU SCHEME

This announcement is made by Ascentage Pharma Group International (the “Company”) on a voluntary basis. Reference is made to the announcements of the Company dated June 23, 2022, July 14, 2022, October 21, 2022, October 25, 2022, October 26, 2022, October 27, 2022, October 28, 2022, October 31, 2022, May 8, 2023, November 13, 2023, November 14, 2023, November 16, 2023, February 2, 2024, September 2, 2024, October 25, 2024, March 31, 2025, April 8, 2025, April 30, 2025, June 27, 2025, November 27, 2025, December 30, 2025, April 20, 2026 and April 30, 2026 (the “Announcements”) in relation to, among other things, (i) the adoption of and amendments to the 2022 RSU Scheme; (ii) the initial grant and the further grants of the 2022 Awards thereunder; and (iii) the purchase of existing Shares by the Trustee on-market for the purpose of the 2022 RSU Scheme. Unless otherwise defined, capitalized terms used herein shall have the same meanings as those defined in the Announcements.

On May 27, 2026, the Trustee purchased a total of 100,000 existing Shares (the “Purchased Shares”) on-market for the purpose of the 2022 RSU Scheme to satisfy the RSUs upon vesting. Details of the Purchased Shares and the latest information about the Shares held by the Trustee under the Scheme are as follows:

Purchase date	:	May 27, 2026

Total number of the Purchased Shares	:	100,000 Shares

Percentage of the Purchased Shares to the total number of issued Shares as at the date of this announcement	:	Approximately 0.0268%

Total consideration paid for the Purchased Shares (excluding all related expenses, transaction levy, brokerage, tax, duties and levies)	:	HK$3,977,000
Average consideration per Purchased Share (excluding all related expenses, transaction levy, brokerage, tax, duties and levies)	:	Approximately HK$39.77

Total number of existing Shares purchased by the Trustee on-market for the purpose of the 2022 RSU Scheme immediately after the aforesaid purchases	:	2,265,000 Shares

The Purchased Shares are currently held by the Trustee in accordance with the 2022 RSU Scheme Rules and the terms of the trust deed entered into between the Company and the Trustee. The Trustee shall not exercise the voting rights attached to the Shares held on trust by it. As at the date of this announcement, no further grant of Awards has been made pursuant to the 2022 RSU Scheme apart from the initial grant of the 2022 Awards on June 23, 2022 and the further grants of the 2022 Awards on May 4, 2023, September 2, 2024, June 27, 2025, November 26, 2025 and April 20, 2026 as disclosed in the Announcements.

By Order of the Board
Ascentage Pharma Group International Dr.
Yang Dajun
Chairman and Executive Director

Suzhou, People’s Republic of China, May 27, 2026

As at the date of this announcement, the Board comprises Dr. Yang Dajun as Chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon DazhongNote 1 as non-executive Directors, and Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky Note 2, Ms. Marina S. Bozilenko, Dr. Debra Yu and Dr. Marc E. Lippman, MD as independent non-executive Directors.

Notes:

1.	Dr. Lu Simon Dazhong satisfy the independence requirements of the U.S. Securities and Exchange Commission and Nasdaq corporate governance requirements.

2.	Dr. David Sidransky is the Lead Independent Non-Executive Director of the Company.